NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE MKT LLC (the 'Exchange' ) hereby notifies the Securities and Exchange Commission ('SEC') of its intention to remove the entire class of common stock (the 'Common Stock') and warrants exercisable for shares of Common Stock with an exercise price of $0.85 per share (collectively with the Common Stock, the 'Securities') of Provectus Biopharmaecuticals, Inc. (the 'Company') from listing and registration on the Exchange on May 1, 2017 pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of the Exchange, the Securities are no longer suitable for continued listing and trading on the Exchange. NYSE Regulation, Inc. ('NYSE Regulation') reached its decision to initiate delisting proceedings of the Securities pursuant to Section 1003 of the NYSE MKT Company Guide ('Company Guide') because of the 'abnormally low' trading price of the Common Stock. 1. On October 13, 2016, NYSE Regulation determined that the Securities of the Company should be suspended immediately from trading, and directed the preparation and filing with the SEC of this application for the removal of the Securities from listing and registration on the Exchange. The Company was notified by phone and by letter on October 13, 2016. 2. Pursuant to the above authorization, on October 13, 2016, a press release was immediately issued and notice was made on the 'ticker' of the Exchange announcing the suspension of trading in the Securities. Similar information was included on the Exchange's website. 3. The Company had a right to appeal the determination to delist the Securities by a Committee of the Board of Directors of the Exchange (the 'Committee'), provided that it filed a written request for such a review with the Secretary of the Exchange within seven (7) calendar days of receiving notice of the delisting determination. 4. On October 20, 2016, the Exchange received a letter from the Company to request a hearing before the Committee based on a written submission. On December 9, 2016, The Exchange received a letter from the Company to amend its request for a hearing based on a written submission and instead requested an oral hearing. The hearing was held on January 25, 2017. On January 31, 2017, the Committee issued a decision that affirmed the determination of NYSE Regulation to delist the Securities. 5. The Company had the right to request, as provided by Section 1205 of the Company Guide, that the full Committee for Review reconsider the decision of the Committee provided that it filed a written request for such a review with the Secretary of the Exchange within fifteen (15) calendar days of receiving notice of the Committee's determination. 6. On February 14, 2017, the Exchange received a letter from the Company to request a that the full Committee for Review consider the Committee's decision. On April 5, 2017, the full Committee for Review affirmed the Committee's decision. Subsequently, on April 18, 2017, the Board of Directors of NYSE MKT LLC declined to conduct a discretionary review of the decision. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.